United States Securities and Exchange Commission
Washington, DC 20549

Notice of Exempt Solicitation

1.	Name of Registrant:

THE KRAFT HEINZ COMPANY

2.	Name of person relying on exemption:

THE ACCOUNTABILITY BOARD, INC.

3.	Address of person relying on exemption:

401 Edgewater Pl #600, Wakefield, MA 01880

4.	Written materials:

The attached written materials are submitted pursuant to a voluntary application of Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made in the interest of public disclosure and consideration of these important issues.

March 22, 2024

Dear fellow Kraft Heinz shareholders,

Anyone who’s read enough proxy statements knows that in opposing shareholder proposals, companies often make compelling cases for voting them down. Indeed, even in cases where a proponent is ultimately able to make a stronger case for their proposal than the company is able to make against it, we frequently see thoughtful opposition statements that show careful consideration of the issues at hand and demonstrate that whatever the company’s position may be, it’s been reached after scrupulous analysis.

Kraft Heinz’s (KHC) statement opposing our proposal does not fit that description.

Our proposal in KHC’s proxy statement (Proposal #5) is about the Company’s commitments on gestation crates/stalls, which are solitary confinement cages used by some pork producers (the alternative to which is housing pigs in open groups).

Beyond the well-documented ethical concerns, as Glass Lewis has previously concluded, the use of these “gestation crates could place companies at a financial disadvantage from an operational perspective.”

With that in mind, our proposal asks KHC to disclose its percent of group-housed pork in each main geographic region (the reason for which is explained below) and to re-establish measurable targets for meeting its goal of “phasing out the purchase of pork from suppliers who use gestation stalls,” leaving to the Board’s discretion precisely what the targets should be.

At the outset, we note that our proposal is singularly focused on KHC’s gestation stall commitment, though the Company’s Opposition Statement barely even touches on that topic.

In fact, of the Statement’s 887 words, only about 140 toward the middle and two sentences at the end (comprising approximately 25% of the Statement’s totality) directly pertain to the issue. Here (in bold) are the Statement’s scant references to it, presented in the order in which they appear, separated out from the rest of the Statement with our response to each:

“We Continue Evaluating the Purchase of Pork from Suppliers Who Use [sic?] Gestation Stalls, Minding Availability and Costs.”

We believe this must be an error, and that the Company means to say the exact opposite: that it’s evaluating the purchase of pork from suppliers who do not use gestation stalls.

“We do not own farms, produce, or supply pork and purchase a limited amount. In 2022, we purchased approximately 1% of U.S.--produced pork and a significantly smaller proportion of globally-produced pork.”

First, we question KHC’s claim it doesn't produce or supply pork—especially when it then goes on to state that it uses 1% of all domestic pork.

While the Company may not own pig farms, it unquestionably produces and supplies a wide range of pork products—and a great deal of them at that. Indeed, for just a single Company to use 1% of all domestic pork strikes us as not the least bit “limited” but rather, extraordinarily significant. If KHC’s intention in citing this figure is to downplay its influence in the pork market, it seems to achieve the opposite effect.

“As such, while animal welfare is not identified as a critical area within our ESG materiality assessment…”

That directly contradicts the Company’s own words. In fact, the one place where the phrase “critical area” appears in the Company’s entire 2023 ESG Report is in a sentence that describes animal welfare as being one of them.

As the report describes, KHC’s materiality assessments “identify and prioritize” the issues “of greatest concern to our stakeholders and relevant to the success of our business.” We already know animal welfare is one such issue, as the Company’s 2021 proxy statement described it as one of “the issues that matter most to our business, our stockholders, and other stakeholders.”

In the latest ESG Report, those issues fall into the “three key pillars” of Healthy Living & Community Support, Environmental Stewardship, and Responsible Sourcing. And the “Responsible Sourcing” pillar explicitly says this: “We are dedicated to responsible sourcing and related impacts in critical areas to KHC and our stakeholders. These include areas of focus such as human rights, deforestation, animal welfare and sustainable agriculture.” [Emphasis added.]

So, notwithstanding the Opposition Statement’s claim that animal welfare isn’t a “critical area,” the Company’s own ESG Report uses that exact phrase to describe the issue (again, in the only place where the phrase “critical areas” appears). Indeed, it’s one of just four “critical areas” within one of three “key pillars” addressing the issues that KHC’s ESG materiality assessment identified as priorities.

“[W]e continue to drive progress alongside our suppliers.”

If this is a reference to the gestation stall issue specifically (which we take it to be, since it appears within the Opposition Statement’s brief section dedicated to that topic), then we must note that what our proposal seeks is data to support that claim.

“When it comes to open pen gestation, we continue to evaluate the purchase of pork from suppliers who use [again, sic?] gestation stalls where possible, taking into consideration supplier availability and costs, including the cost to consumers as well as to our business and stockholder value.”

What’s notably missing from this—and the rest of the Statement—is any acknowledgment whatsoever that the Company has been representing to shareholders, for many years, specific (and sometimes timebound) pledges about phasing gestation stalls out of its supply chain.

As our proposal points out, Kraft Foods Group first made such a pledge in 2012, a move that shareholders supported the following year when a proposal praising the Company for that commitment received over 80% of the vote. As the proposal further points out, the Company has continued pledging to move gestation stalls out of its pork supply ever since. For years, it reported that it would do so by 2025. And though it recently abandoned that timeline, even its 2023 ESG Report still says the Company is, “phasing out the purchase of pork from suppliers who use gestation stalls.” Yet the Company’s Opposition Statement fails to acknowledge these past and current pledges entirely, instead merely stating that KHC continues to “evaluate” the issue.

“In 2022, approximately 24% of our global and approximately 98% of our European pork supply came from sows housed in group pen gestation.”

This simply repeats the same disingenuous reporting our proposal challenges.

KHC has spent years claiming it’s phasing gestation stalls out of its supply globally—and it spent five years touting its work with North American suppliers toward this end.

Yet, as the proposal points out, the only region for which KHC reports progress data is Europe, claiming it’s achieved 98% group-housed pork there but failing to note that the entire European Union has legally mandated group housing since 2013.

Our proposal goes on to point out that since the Company also reports a global percentage of group-housed pork (24%) it must have more region-specific data available (since logically, the only way to know the global percentage would be to know regional percentages).

Thus, our proposal requests that KHC disclose more region-specific compliance data, so that shareholders may better evaluate the Company’s progress on this issue and management of related risks. But the Opposition Statement doesn’t address these concerns; instead, it just repeats the same limited and disingenuously self-serving data (98% and 24%) challenged by our proposal.

“Finally, we are committed to being transparent about group-housed pork purchases in our ESG Reports and other disclosures.”

Based on the above analysis, this does not appear to be the case.

And now, moving on to the Statement’s concluding sentence (which we address in parts):

“Given our current ESG efforts, including the policies and practices established with respect to animal welfare and the progress the Company is making on the ESG topics the Company has determined are most significant for KHC…”

By separating animal welfare from the topics KHC “has determined are most significant,” this language again downplays animal welfare’s significance. But, as discussed above, KHC itself has identified animal welfare as a “critical area” for the Company. And as noted in the proposal (and above), the Company’s 2021 proxy statement even called animal welfare one of “the issues that matter most to our business, our stockholders, and other stakeholders.”

“…as well as the transparency of our annual reporting…”

KHC’s reporting against the specific issue at hand (its years-long commitments to phase out gestation stalls from its pork supply) has been and continues to be decidedly un-transparent.

“…the Board believes that the adoption of the stockholder's proposal would divert management's time and KHC resources…”

Again, KHC must already have the data requested by our proposal, since to know its global percentage of group-housed pork (24%), it must know its regional percentages. We therefore fail to understand how disclosure of existing data would, to any meaningful degree, divert management’s time or resources.

“…without providing meaningful benefit to the Company or our stockholders.”

When a company makes a material pledge on a “critical area”—and touts it for years on end—it should disclose its progress to shareholders in a manner that allows them to adequately understand the company’s progress against that pledge and, thus, its management of related risks. There is indeed great value in this. As KHC’s 2021, 2022, and 2023 proxy statements all declare, the Company views its relationship with stockholders as a “critical component” of its success. And accurate and honest reporting on the issues, like animal welfare, that “matter most” to stockholders (according to KHC) must be part of that.

Beyond those few references to the gestation stall issue, the remaining ~75% of the Opposition Statement addresses other issues entirely (e.g., animal welfare in general and its approach, broadly-speaking, to ESG). But that content—comprising the vast majority of the Statement—just distracts from the real issue: the Company’s twelve years of gestation stall commitments, highly suspect reporting on the topic, and complete lack of measurable targets for moving forward with its pledge.

On that note, we think it important to point out that one half of our proposal’s request pertains to KHC’s lack of measurable targets, yet the Company doesn’t even directly reference that issue in its response.

Perhaps that’s because KHC’s lack of measurable targets conflicts with the myriad examples of other companies’ targets for addressing gestation stalls—including its direct peers. Indeed, an analysis of key KHC peers shows that it’s lagging in establishing measurable targets on this issue. For example:

•	Campbell Soup: “Campbell has transitioned its supply of 100% pork meat and skin ingredients, and the pork in blended meat products, to gestation crate-free pork.”
•	General Mills: “At the end of calendar year 2022, 48% of the pork cuts we buy in the U.S. came via supply chains in which pregnant sows do not experience…gestation crates. We expect to reach 100% by the end of 2023.”
•	Conagra Brands: “[W]e aim to source 100% of our pork from supply chains that use only open pen gestation systems by fiscal year 2026…[and] are aiming to source at least 30% open pen pork by the end of fiscal year 2024, and 60% by the end of fiscal year 2025.”

Major retailers and foodservice companies (i.e., KHC’s customers) also have measurable targets.

•	Kroger: on track to reach “100% of fresh pork from sows in group housing” by 2025.
•	Costco: uses group housing for over 95% of its fresh pork and Kirkland Signature cooler items.
•	Target: already ensures group housing for “the vast majority” of fresh pork.
•	Amazon: has “committed to sourcing gestation crate-free pork by 2025 in our grocery Private Brands fresh pork products in North America.”
•	Ahold Delhaize: has “committed to eliminate the use of gestation stalls by 2025” domestically.
•	Sprouts (~400 stores in 23 states): all whole and processed pork from group-housing by 2025.

And beyond the Company’s peers and retail customers, countless other food companies have also already transitioned to 100% group-housed or have measurable targets for doing (and are reporting progress toward them), including: Wendy’s, McDonald’s, Burger King, Jack in the Box, Sodexo, Aramark, Compass Group, Noodles & Co., Chipotle, Shake Shack, and many more.

Having such targets (and accurately reporting progress toward them) makes sense. As Glass Lewis concluded in supporting a proposal on this topic, that so many companies have established policies for “phasing out their use of gestation crates may be unsurprising, given the potential risks associated.”

Indeed, in addition to the actions of peers and customers, in the United States, eleven states have legislation banning or restricting the use of gestation stalls (see CageFreeLaws.com); and many other countries and regions (e.g., the European Union, as referenced above) do too.

This clearly poses clear risks to any company not proactively addressing the issue. In fact, in supporting a proposal at another company in 2022, Institutional Shareholder Services (ISS) concluded that “[s]hareholders would benefit from increased disclosure and targets” regarding gestation crates. And in supporting yet another proposal on the topic, ISS concluded the following in 2023:

Regulatory developments, particularly the Supreme Court decision upholding Proposition 12 in California [which bans the sale of pork from gestation crate systems], appear to heighten the business risks associated with the use of gestation crates in pork production. Shareholders would benefit from greater disclosure around the company's approach to gestation crates. The request in the proposal to reduce or eliminate the use of gestation crates in its pork supply chain and issue measurable targets appears to be consistent with the practices of peers that have established goals around sourcing pork from group housing and with the development of new related regulations.

Lacking targets may also present risks from supply and procurement standpoints. Indeed, shareholders aren’t well served by a company that’s last to the trough in trying to secure a key ingredient. And with KHC’s pork-buying peers already having moved decisively in the direction of group-housed pork, we can’t help but wonder if they may be better-positioned than KHC to secure more favorable procurement terms.

All this said, to be clear, our proposal does not seek to prescribe what targets KHC should have—but simply says that it should have targets, thus leaving a great deal of discretion to the Board and Management.

Given the above analysis, we think that’s an eminently sensible and reasonable request (as is our request for improved disclosure)—and clearly deserves support, just as the 2013 proposal praising the Company for its commitment on this issue received overwhelming support.

Thank you.

Note: We’re not asking for and can’t accept your proxy card. Please vote FOR the proposal on the proxy received from management, following the instructions enclosed with the proxy on how to cast your ballot.